

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2021

John Hammill
Chief Executive Officer
Capview Residential Income - Fund VII, LP
6119A Greenville Avenue
Suite 434
Dallas, TX 75206

> **Re: Capview Residential Income - Fund VII, LP**
> **Amendment No. 3 to**
> **Offering Statement on Form 1-A**
> **Filed May 17, 2021**
> **File No. 024-11443**

Dear Mr. Hammill:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 3 to Form 1-A filed May 17, 2021

Plan of Distribution, page 18

1. We note your response to comment 1 and deletion of the statement that the General Partner will accept or reject any subscription received within three months. Please revise to clarify the timeframe for accepting or rejecting subscriptions.

       You may contact William Demarest at 202-551-3432 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at 202-551-3713 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Julie A. Smith, Esq.